

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2014

<u>Via E-mail</u>
Dieter Sauer, Jr.
Chief Executive Officer
Sauer Energy, Inc.
4670 Calle Carga, Unit A
Camarillo, CA 93012-8536

> **Re:** **Sauer Energy, Inc.**
> **Form 10-K – A/1 for Fiscal Year Ended August 31, 2013**
> **Filed December 13, 2013**
> **File No. 0-53598**

Dear Mr. Sauer:

We issued comments on the above captioned filing on March 24, 2014. On August 26, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, me, at (202) 551-3745 if you have any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director